Exhibit 4.13

Adel Al-Saleh

c/o pp A9F

BT Centre

81 Newgate Street

London

EC1A 7AJ

1 May 2020

Dear Adel

I am writing to confirm the terms of your appointment as a non-executive director to the Board of BT Group plc (the “Board” and the “Company”). Your appointment takes effect from 15 May 2020 (the “Effective Date”).

Reference is made in this letter to the relationship agreement dated on 29 January 2016 between the Company, T-Mobile Holdings Limited and Deutsche Telekom AG (“DT”) as amended on 3 November 2017 and from time to time (the “Relationship Agreement”). Under the Relationship Agreement, DT is entitled to nominate for appointment to the Board one non-executive director (the “DT Representative Director”), and to remove any director appointed to the Board, for as long as it and its Affiliates (as defined in the Relationship Agreement) hold, in aggregate, (subject to the provisions of the Relationship Agreement relating to non-pre-emptive equity issuances) 10 per cent or more of the issued ordinary share capital of the Company.

You have been appointed by the Board, following nomination by DT, agreement by the BT Chairman, and the recommendation of the Company’s Nominations Committee, as the successor DT Representative Director to Tim Höttges. Nothing in this letter shall constitute, or be construed as creating, an enshrined right of appointment of a director to the Board for DT.

Appointment

1.

This letter sets out the terms of your appointment. Unless terminated in accordance with the Termination provisions below or under the provisions of the Relationship Agreement, your appointment will continue.

2.

Your appointment is subject to the Relationship Agreement, the Company’s Articles of Association (the “Articles”) and the terms of this letter. A copy of the Articles will be made available to you on request. Nothing in this letter is intended to exclude or vary the terms of the Articles of Association as they apply to you as a director of the Company.

3.

In accordance with the relevant UK corporate governance laws and regulations, you will be required to stand for election at the Company’s next Annual General Meeting (“AGM”) following the Effective Date and then for re-election at the Company’s AGM each year or as required by the legislation or regulations prevailing at the time.

4.

If you are not re-elected by the shareholders at the AGM, or your directorship is terminated under the Relationship Agreement, the Articles, the Companies Act 2006 or in accordance with the Termination provision below, your appointment will terminate automatically, with immediate effect and without any compensation in respect of your notice period, loss of office or otherwise.

Committees

5.	You have been appointed as a non-executive director and a member of the Nominations Committees.

Time commitment

6.

Subject to paragraph 18 below, you are expected to attend all meetings of the Board, including a minimum of seven meetings in person, all meetings of those Board committees to which you are appointed, the AGM (in person) and any Board offsites or away days. If you cannot attend any meeting you should advise the Secretary in advance. In addition, you will be expected to devote appropriate preparation time ahead of each Board and Board committee meeting and to take part in at least one visit each year to one of the Company’s offices or other sites.

7.

It is difficult to be precise about the amount of time you should expect to spend on this work. You should spend as much time as you think is necessary to discharge your responsibilities as a non-executive director of the Company. You should allow a slightly higher commitment in the first year of your appointment whilst you familiarise yourself with the BT group and go through our induction programme for new directors. Additional time commitment may also be required if the Company is undergoing a period of particularly increased activity (such as a major acquisition or capital transaction).

8.

By accepting this appointment, (i) you confirm that you are able to allocate sufficient time to meet what is expected of you in your role as a non-executive director; and (ii) you confirm that you have disclosed all significant other commitments you currently hold to the Company with an indication of the time involved as required by the UK Corporate Governance Code 2018. You should obtain the agreement of the Board before accepting any additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Company.

Role

9.	Non-executive directors have the same general legal responsibilities to the Company as any other director.

10.

The Board’s principal focus is the strategy, development, growing shareholder value, oversight and control and governance of the group. In support of this it approves the group’s strategic plans, annual and investment budgets and capital expenditure. It sets the direction for the group’s values, ethics and business policies and practices. It also has oversight of the group’s operating and financial performance, risk management and internal controls, and compliance and major public policy issues. Board members are expected to challenge constructively and help develop proposals on strategy.

These responsibilities are set out in the formal statement of the Board’s role, included in your directors’ briefing pack and are in accordance with the UK Corporate Governance Code 2018.

Fees and expenses

11.	You are not entitled to receive fees for your services as a non-executive director or otherwise in connection with your appointment.

12.	You will have no entitlement to any bonus and no entitlement to participate in any employee share scheme or pension scheme operated by the Company.

13.	The Company will either pay or reimburse you for all reasonable and properly documented travelling, hotel and other expenses incurred on the Company’s business.

Non-independence

14.	You are considered to be a non-independent non-executive director and will be identified as such in the Company’s annual report and other documentation.

Outside interests

15.

It is accepted and acknowledged that you have business interests other than those of the Company and your position as Chief Executive Officer of T-Systems and as a member of the management board of DT have already been noted and approved by the Board (subject to certain requirements in relation to dealing with Conflicted Matters, as summarised and defined in paragraphs 17 and 18 below). You are required to disclose to the Board, via the Secretary, any other interests you have at the date of your appointment. Advice on notifiable interests is enclosed in your briefing pack. You will be asked to review the interests notified annually. However, you should notify the Secretary of any new interests or potential conflicts of interests which arise during your period of appointment as soon as they become apparent.

16.

Subject always to your statutory and fiduciary duties to the Company, you are not obliged to disclose to the Company any information: (i) in respect of which you have a duty of confidentiality and which you receive in a capacity other than as a non-executive director of the Company; or (ii) received in your capacity as a director or employee of DT or any of its Affiliates.

Conflicted matters

17.

As a director of the Company you are under a statutory duty to avoid a situation in which you have, or could have, a direct or indirect interest that conflicts, or may possibly conflict, with the interest of the Company or its Affiliates. Any conflict will be dealt with following the procedures set out in the Articles and in the Relationship Agreement.

18.

In respect of your position as the DT Representative Director, in accordance with the Relationship Agreement, a Conflicted Matters Committee (established in accordance with the Relationship Agreement) will assess whether and to what extent Board papers and Board and Board committee meetings are likely to consider or refer to any matters in respect of which it believes that the Company and DT or their respective Affiliates are competitors or where there is an actual or potential conflict of interest between the Company and DT or their respective Affiliates (a ‘Conflicted Matter’). You will not be entitled to attend any Board meeting or Board committee meeting (or part of a Board or Board committee meeting) where a Conflicted Matter is being discussed and you will not receive or receive access to any information concerning a Conflicted Matter. You will not be entitled to attend a Board or Board committee meeting unless the Conflicted Matters Committee has confirmed to the Chief Compliance Officer of DT or a senior compliance officer of DT that the relevant terms of the Relationship Agreement have been complied with.

Confidentiality and share dealings

19.

You must apply the highest standards of confidentiality and not disclose to any person, firm or company (whether during the course of the appointment or at any time after its termination) any confidential information concerning the Company or any group companies with which you come into contact by virtue of your position as a non-executive director of the Company. For these purposes, confidential information shall include, but not be limited to, information (whether or not recorded in documentary form, or stored on any magnetic or optical disk or memory) relating to the business, products, affairs and finances of the Company and/or any group companies, which is treated as confidential to the Company and/or any group companies or which you are told or ought reasonably to know is confidential or which has been given to the Company and/or any group companies in confidence by customers, suppliers or other persons, and any trade secrets including, without limitation, technical data and know-how relating to the business of the Company and/or any group companies or any of its or their business contacts.

20.

Your attention is also drawn to the requirements under both legislation and regulation as to the handling and disclosure of inside information. You should avoid making any statements that might breach these requirements without prior clearance from the Secretary.

21.

Subject to paragraphs 19 and 20 above and your statutory, regulatory and fiduciary duties to the Company, you may communicate to, and share with, DT and its Affiliates any information received in your capacity as a non-executive director of the Company other than as provided in paragraph 22 below.

22.

In accordance with the Relationship Agreement, you confirm that you are aware that you are not to pass to DT or any of its Affiliates any information that comes into your possession (in your capacity as a non-executive director of the Company) to the extent that such disclosure would constitute a breach of the Disclosure and Transparency Rules governing selective disclosure, the Financial Services and Markets Act 2000 or the Market Abuse Regulation or other applicable law or regulation.

23.

You will be bound by the Articles, any rules and regulations that may apply to the Company, including any rules issued by the United Kingdom Listing Authority, the Market Abuse Regulation, the Company’s share dealing code and such other requirements as the Board may from time to time specify.

24.

Upon termination of your appointment, you must return to the Company all documents, papers and other property of or relating to the business of the Company or any group company which are in your possession, custody or power by virtue of your position as a non-executive director of the Company, and you must not retain copies (other than where the Company permits this). The Company is able to arrange the disposal of papers which you no longer require.

Induction and briefings

25.

The Company will send you a briefing pack on the BT group and also has in place complementary arrangements through an on-going programme to keep you informed (other than to the extent concerning a Conflicted Matter) about the Company’s businesses, activities and developments, the communications industry and the regulatory environment. This can include meetings with the Company’s executive management, major shareholders and other stakeholders and the external auditors.

Review

26.

The performance of the Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman or the Secretary as soon as is appropriate.

27.	Individual training and development needs will be regularly reviewed and agreed with each director as part of the Board evaluation process.

Insurance

28.

You are covered by the Company’s directors’ and officers’ liability insurance. We intend to continue to arrange this insurance cover. In the event that we do not, run-off cover will be arranged for six years commencing from the date that cover under the latest insurance policy lapsed. The current limit in respect of any one claim or all claims in aggregate during the period of the insurance policy is £250 million.

Independent professional advice

29.

The Company has a procedure for its directors, in furtherance of their duties, to take independent advice if necessary, at the Company’s expense. If you feel it necessary to seek such advice, please contact the Secretary first. A copy of the procedure is included in your briefing pack.

30.

If for an overriding reason of confidentiality or conflict of interest you need such advice from a professional adviser other than the Company’s usual advisers and you cannot raise the matter with the Secretary or any other executive director of the Company, you may consult an independent adviser at your own expense, and provided you have acted reasonably, you may reclaim the cost as an expense.

Termination

31.

You or the Company may terminate the appointment at any time by giving notice in writing and the Company may also terminate the appointment in accordance with the Companies Act 2006 or the Articles at any time.

32.	The Company may also immediately terminate your appointment if:

(a)

(subject to the provisions of the Relationship Agreement relating to non-pre-emptive equity issuances) DT and its Affiliates cease to hold, in aggregate, 10 per cent or more of the issued ordinary share capital of the Company;

(b)	your appointment is objected to in writing by the Financial Conduct Authority;

(c)	you are disqualified from acting as a director for any reason (or are otherwise prohibited from acting as a director under the Listing Rules);

(d)	you are in material breach of any of the terms of this letter;

(e)	you have engaged in any conduct which has or may have the effect of materially prejudicing the reputation of the Company or any other group company; or

(f)	you fail or refuse to carry out the duties reasonably and properly required of you under this letter.

33.	Notwithstanding any other provision in this letter, in accordance with the Relationship Agreement, your appointment may be terminated at any time by notice in writing by DT.

34.

Upon termination of your appointment for any reason you will, at the Company’s request, promptly resign in writing as a director of the Company (and as a member of any committee of the Board) without compensation and waive all claims that you may have against the Company. The Secretary is irrevocably authorised by this letter to sign a letter of resignation on your behalf if you fail to do so.

35.	After your appointment is terminated, you will not represent yourself as being in any way concerned with or interested in the business of the Company or any group companies.

36.

On termination of your appointment, you will deliver up to the Company all books, documents, papers, information and other property belonging to the Company or any Group Company or relating to the business of the Company or any Group Company, which are in your possession, custody or power by virtue of your position as a non-executive director of the Company, and you will not retain copies (other than where the Company permits this in writing).

Data protection

37.

During your appointment you may have access to personal data relating to BT people, customers, clients, suppliers or agents. You must only access and/or use this personal data when you need to, for the purposes of your role. If you handle personal data you must comply with Data Protection legislation, the Company’s privacy policy, the BT employee privacy notice and any other information security and information retention policies the Company adopts.

38.

During your appointment the Company will process personal data, including special categories of personal data, about you, for legal, personnel, administrative and management reasons. We will do it in line with Data Protection legislation and the BT employee privacy notice. It is limited to information we need to make sure we are complying with the law and obligations to third parties.

We may share your personal data with third parties including regulatory authorities and governmental or quasi-governmental organisations. This could include your name, address, gender, date of birth and other information. We can transfer your personal data internationally, including to countries or territories outside the European Economic Area. A copy of the Company’s employee privacy notice is included in your briefing pack.

Miscellaneous

39.	You confirm that you will not, by reason of your appointment or your performance of any duties under this letter, be in breach of any legal obligation binding on you.

40.	This letter (and any document referred to in it) constitutes the entire agreement between the parties and supersedes all other agreements (both oral and in writing) between you and the Company.

41.	The construction, interpretation and performance of the terms of this letter are governed by English law and the parties submit to the exclusive jurisdiction of the English courts.

42.

For the purposes of this letter “Group Company” shall mean any subsidiary of the Company from time to time and if a new holding company for the Company is put in place pursuant to a group reorganisation then references to Group Company shall be read as including the new holding company and any subsidiary of that new holding company (other than the Company), and holding company and subsidiary shall be defined in section 1159 of the Companies Act 2006.

Acceptance

43.

Please confirm your acceptance of these terms by signing the attached copy of this letter as a deed and returning it. For convenience, this letter may be executed in counterparts. Once executed, the counterparts will constitute an original, and both counterparts together will constitute one instrument. Delivery of a counterpart of this agreement by e-mail attachment shall be an effective mode of delivery.

Yours sincerely

RACHEL CANHAM

Company Secretary & General Counsel Governance

I confirm acceptance of my appointment on the above terms.

SIGNED as a DEED by ADEL AL-SALEH

in the presence of

Witness’s Signature[1]:

Witness’s Name (in capitals):

Witness’s Address:

Date:

[1]	A witness may be any person over the age of 18 who is not a member of your family.